Exhibit (a)(5)(C)

Woodgrain Announces Extension of Tender Offer for Huttig Building Products

FRUITLAND, ID and ST LOUIS, MO — April 25, 2022 — Woodgrain Inc. (“Woodgrain”) today announced that it is extending its previously announced tender offer to purchase all outstanding shares of common stock of Huttig Building Products, Inc. (“Huttig”) (NASDAQ: HBP) until 11:59 p.m., New York City time, on Monday, May 2, 2022.

As announced on March 28, 2022, Woodgrain commenced, through its wholly owned subsidiary HBP Merger Sub, Inc., a tender offer to purchase all outstanding shares of Huttig for a purchase price per share of $10.70, net to the seller in cash, without interest and subject to any required withholding taxes. The tender offer was previously scheduled to expire at one minute after 11:59 p.m., New York City time, on April 25, 2022. The tender offer may be extended further in accordance with the merger agreement and the applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). All other terms and conditions of the tender offer will remain unchanged during the extended period.

The tender offer is being extended to give stockholders of Huttig more time to complete the documentation required to tender shares into the tender offer, to extend the period for Woodgrain’s lender to syndicate the loan to finance the transaction, and to allow the participants in Huttig’s auction process who signed nondisclosure letters sufficient time to consider clarifying disclosures made by Huttig regarding standstill provisions in the letters.

The Depositary for the tender offer is Computershare Trust Company, N.A.. The Depositary has advised Woodgrain that, as of 5:00 p.m., New York City time, on Friday, April 22, 2022, the last business day prior to the announcement of the extension of the tender offer, 8,047,767 shares of Huttig had been validly tendered and received, and not validly withdrawn, pursuant to the tender offer, representing approximately 29.4% of Huttig’s outstanding shares. Stockholders who have already tendered their shares do not need to retender such shares or take any other action as a result of the extension of the tender offer. Expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which was a condition to completing the acquisition of Huttig by Woodgrain, occurred on April 12, 2022; the closing of the tender offer remains subject to other customary conditions, including the tender of shares representing at least a majority of the total number of Huttig’s outstanding shares.

The Information Agent for the tender offer is Georgeson LLC. The tender offer materials may be obtained at no charge by calling Georgeson LLC toll free at 888-607-9252, and may also be obtained at no charge at the website maintained by the SEC at www.sec.gov.

About Woodgrain,

Woodgrain is one of the leading millwork operations with locations throughout the United States and Chile. With 68 years of quality craftsmanship and service, Woodgrain is a leading producer of mouldings, doors, and windows. Woodgrain Inc. is headquartered in Fruitland, Idaho with six divisions and over 30 manufacturing and warehouse facilities in the United States and South America.

About Huttig

Huttig, currently in its 138th year of business, is one of the largest domestic distributors of millwork, building materials and wood products used principally in new residential construction and in-home improvement, remodeling and repair work. Huttig distributes its products through 25 distribution centers serving 41 states. Huttig’s wholesale distribution centers sell principally to building materials dealers, national buying groups, home centers and industrial users, including makers of manufactured homes.

For more information, contact:

Woodgrain: Pete Intza

Phone: 470-407-5979

Email: pete.intza@woodgrain.com

Huttig: Bernie Ferrari

Phone: 314-216-2898

Email: bferrari@huttig.com

Huttig Forward-Looking Statement

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 related to Huttig management’s expectations about future conditions, including statements regarding the proposed transaction with Woodgrain, including the expected timing, completion and effects of the transaction. In some cases, forward-looking statements include, without limitation, any statement that may project, indicate or imply future results, events, performance or achievements, and may contain the words “expect,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “may,” “will be,” “will continue,” “will likely result” and similar expressions. Actual business, market or other conditions may differ materially from management’s expectations and, accordingly, may affect Huttig’s sales and profitability, liquidity and future value. Any forward-looking statements represent management’s views only as of today and should not be relied upon as representing management’s views as of any subsequent date, and Huttig undertakes no obligation to update any forward-looking statement.

Among the risks, contingencies and uncertainties that could cause actual results to differ from those described in the forward-looking statements or could result in the failure of the proposed transaction to be completed are the following: the failure to obtain the necessary minimum tender of shares of Huttig’s Common Stock; the failure to obtain necessary regulatory or other governmental approvals for the proposed transaction, or if obtained, the possibility of being subjected to conditions that could result in a material delay in, or the abandonment of, the proposed transaction or otherwise have an adverse effect on Huttig; continued availability of financing or alternatives for the financing provided in the Woodgrain debt commitment letter; the failure to satisfy required closing conditions; the risk that the proposed transaction may not be completed in a timely manner or at all; the effect of restrictions placed on Huttig and its subsidiaries’ ability to operate their businesses under the merger agreement between Huttig and Woodgrain, including the Huttig’s ability to pursue alternatives to the proposed transaction; the risk of disruption resulting from the proposed transaction, including the diversion of Huttig management’s attention from ongoing business operations; the effect the announcement of the proposed transaction on Huttig’s ability to retain and hire key employees; the effect of the announcement of the proposed transaction on Huttig’s business relationships, operating results and businesses generally; the outcome of any legal proceedings that may be instituted against Huttig related to the proposed transaction; the amount of the costs, fees and expenses related to the proposed transaction; and the occurrence of any event giving rise to the right of a party to terminate the merger agreement.

Information describing other risks and uncertainties affecting Huttig that could cause actual results to differ materially from those in forward-looking statements may be found in Huttig’s filings with the SEC, including, but not limited to, the “Risk Factors” in Huttig’s most recent Annual Report on Form 10-K.